Almere, The Netherlands
July 16, 2015

ASM INTERNATIONAL N.V. ANNOUNCES AVAILABILITY AND TIMING OF THE 2015 SECOND QUARTER CONFERENCE CALL AND WEB CAST

ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) will report operating results for the 2015 second quarter ended June 30, 2015 at approximately:
•00:00 (midnight) Continental European Time – Wednesday/Thursday, July 30, 2015

•	6:00 p.m. US Eastern Time – Wednesday, July 29, 2015.

ASM International will host an investor conference call and web cast on Thursday, July 30, 2015 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3366

•	International: + 44 (0)20 3427 1915

•	The Netherlands: + 31 (0)20 716 8257

•	Access Code: 7528797

A simultaneous audio web cast and replay will be accessible at www.asm.com.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT
Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com